Prospectus Supplement dated October 1, 2018	Filed pursuant to Rule 424(b)(3)
(To prospectus dated March 7, 2012)	File No. 33-50286

MYERS INDUSTRIES, INC.

502,514 Shares of Common Stock without Par Value

(Dividend Reinvestment and Stock Purchase Plan)

This prospectus supplement (this “Supplement”) supplements and amends our prospectus filed as part of our registration statement on Form S-3 dated March 7, 2012 (the “Base Prospectus”), as supplemented and amended by the prospectus supplement dated November 26, 2012 (the “Prospectus Supplement”, and together with the Base Prospectus, the “Prospectus”) relating to our Dividend Reinvestment and Stock Purchase Plan (the “Plan”). The information set forth below is intended to update and amend those sections previously set forth in the Prospectus, in each case to the extent that context requires. All other sections in the Prospectus are unchanged.

Our Common Stock is listed on the New York Stock Exchange under the symbol “MYE”.

We have appointed Broadridge Corporate Issuer Solutions, Inc. as the new Administrator of the Plan and “Plan Custodian.”

Unless expressly defined herein, all terms in this Supplement have the same meanings as in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Supplement is part of the Prospectus, must accompany the Prospectus and should be retained for future reference.

Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 6 in our most recent Annual Report on Form 10-K and in the other reports we file with the U.S. Securities and Exchange Commission that we incorporate by reference in the accompanying Prospectus.

The date of this prospectus supplement is October 1, 2018.

Change of Administrator of the Plan

Myers Industries, Inc. has appointed Broadridge Corporate Issuer Solutions, Inc. as its new Administrator of the Plan and “Plan Custodian” (the “Administrator”), effective July 20, 2018. Broadridge Corporate Issuer Solutions, Inc. replaces Wells Fargo Shareowner Services as the Administrator. As a result, all references in the Prospectus to Wells Fargo Shareowner Services are changed to Broadridge Corporate Issuer Solutions, Inc. The Broadridge DTC FAST number is #50054. All purchase and sale requests will be fulfilled through a registered broker-dealer selected by the Administrator.

Contact Information

For information about the Plan, your participation in the Plan or shares in your account, you may contact the Administrator in any of the following ways:

Written Inquiries:	Overnight Mail:	Telephone Inquiries:

Broadridge Corporate Issuer Solutions, Inc. P.O. Box 1342 Brentwood, NY 11717	Broadridge Corporate Issuer Solutions, Inc. Attn: IWS 1155 Long Island Avenue Edgewood, NY 11717	● 877-456-5753 ● 720-414-6895 (Int’l)

Email: shareholder@broadridge.com

Website: www.shareholder.broadridge.com/MYE

Who Is Eligible to Participate in the Plan?

In general, all direct holders of record of Common Stock are eligible to participate in the Plan. If a person is the beneficial owner of shares of Common Stock registered in a name of another (for example, in the name of a broker, bank or other nominee) the beneficial owner may also be eligible to enroll in the Plan. If you are a shareholder who is a beneficial owner, you must work directly with your financial institution in order to make the necessary arrangements on your behalf.

What are an Eligible Shareholder’s Participation Options?

Partial Reinvestment: Participants may elect a specified portion of dividends to partially reinvest by percentage or share designation. A Participant who selects partial reinvestment directs the Administrator to invest the cash dividends on a designated number of the shares of Common Stock registered in the name of the Participant. Participants may also purchase additional shares by making optional cash payments.

Optional Cash Purchases: Permits the Participant to make optional cash payments of $50 or more, up to a total of $2,500 during any calendar quarter, for the purchase of additional shares of Common Stock in accordance with the Plan, without reinvesting dividends on the shares of Common Stock registered in the name of the Participant.

Participants are furnished periodic statements which show the detail of each transaction and indicate the share balance of the Plan account, providing a simplified method of recordkeeping. These statements will include, but not be limited to, such Participant’s receipt of optional cash investments and purchases, dividend reinvestment purchases, sales requests, and transfers of stock.

How Does an Eligible Shareholder Enroll?

An eligible shareholder may enroll or obtain an enrollment form from the Administrator upon request or online through the Administrator’s website at www.shareholder.broadridge.com/MYE. If a shareholder’s enrollment is accepted less than five business days before a Dividend Record Date, the reinvestment of dividends through the Plan on that shareholder’s behalf will commence with the next succeeding dividend payment.

How Many Shares will be Purchased?

The number of shares (including any fraction of a share rounded to three decimal places) of Common Stock credited to your account with respect to any Investment Date or Dividend Payment Date will be determined by dividing the total amount invested on your behalf by the relevant purchase price per share.

Can a Participant Sell his or her Shares?

A Participant may at any time request the sale of all or part of the whole shares of Common Stock in his or her Broadridge account upon written instructions to the Administrator signed by the Participant, by accessing his or her account online at www.shareholder.broadridge.com/MYE, or by telephone at 877-456-5753 (International calls: 720-414-6895).

Sale Fees and Additional Fees:

In connection with each market order and batch order sale, the Administrator will charge a flat administrative fee of $15.00 per transaction request and will forward a brokerage commission fee of $0.10 per share sold to the registered broker-dealer utilized by the Plan. The Administrator will retain no portion of any brokerage commission fee. To effectuate sales, the executing broker-dealer will deduct these fees from the sale proceeds, and then cause the remaining sale proceeds to be delivered to the Participant at his or her mailing address or bank account information on file with the Administrator.

Limit Order (per transaction)	$30.00
Market Order (per sales request)	$25.00
Replacement Check (per request)	$3.00
Returned Checks (per check)	$35.00
Returned ACH (per return)	$35.00
Historical Research fee (per request)	$25.00
Insufficient Funds (per instance)	$30.00
Overnight Mailings (per mailing)	$25.00

Duplicate Confirmation Statements

Electronic	No Charge

Paper	$10.00

Duplicate Account Statements

Electronic	No Charge

Paper	$10.00

Can a Participant Change His or Her Plan Elections?

A Participant may change his or her Plan elections from time to time by submitting a new election to the Administrator using the appropriate form, which will be available upon request from the Administrator. Changes in elections will be effective upon receipt by the Administrator, except that changes shall not be effective as to any dividend unless received by the Administrator not less than five business days before the next Dividend Record Date. The Administrator will accept notice only from a Participant or from a person duly authorized in writing to act on the Participant’s behalf.